Mail Stop 4561

September 14, 2009

Michael J. Labedz
President and Chief Executive Officer
HealthPort, Inc.
925 North Point Parkway, Suite 350
Alpharetta, GA 20005

> **Re:** **HealthPort, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 17, 2009**
> **File No. 333-161381**

Dear Mr. Labedz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you intend to effect a corporate reorganization whereby the members of CT Technologies Holdings, LLC, will contribute their equity interests in the limited liability company to HealthPort, Inc. in exchange for common stock or senior preferred stock of HealthPort. We note further that it appears that you do not intend to register this exchange of securities under the Securities Act of 1933. In your response letter, please tell us which exemption(s) from registration or other legal theory you are relying upon for the exchange, and provide us with your analysis in support of the exemption(s) or theory claimed.

2. Please strive to eliminate the use of redundant and repetitive disclosure throughout your prospectus. In this regard, we note that you have provided substantially similar disclosure in the prospectus summary, the overview of Management's Discussion and Analysis, and

the overview of Business. You may need to evaluate and/or reconsider the manner in which you have presented the information so that your disclosure is consistent with the principles set forth in Rule 421(b) of Regulation C.

3.   Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. Please clarify when a statement is attributable to HealthPort versus a third party. With respect to a statement made by HealthPort, you must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Some examples of assertions or references that need support include the following:

- "We are the largest provider of ROI services with a market share of approximately 20%...," pages 1 and 44;

- "We estimate the total market [for ROI services] to be approximately $1.2 billion, of which approximately $500 million relates to hospitals and health systems and $700 million relates to independent and hospital-affiliated physician clinics. We estimate that approximately two-thirds of these services are performed using internal resources, while one-third is outsourced to third-party vendors. We are the largest outsourced ROI provider with approximately 70% of the outsourced market," pages 2 and 44;

- You believe that ChartOne was "the second-largest provider of outsourced ROI services in the United States" at the time you acquired it in September 2008, pages 45 and 47; and

- "We estimate that our ROI service recently enabled a single division of a leading national hospital chain to save in excess of $500,000 a year," page 80.

4.   With respect to any third-party statements in your prospectus such as the market data by the CMS, HIMSS Analytics and the American Health Information Management Association presented in the Business section of your filing, please set forth in the prospectus the date of the publications you cite. In addition, please supplementally provide us with the relevant portions of such publications. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether the reports were prepared in connection with the registration statement or whether you commissioned any of the reports.

5.   Several places in your registration statement you provide cross-references to other portions of the filing, but we are unable to locate any disclosure with the cross-referenced headings. Examples include, but are not limited to, the following:

- References on page 1 to "—Our Corporate Structure" and "—Our History,"

- Reference on page 26 to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Goodwill and Intangible Assets," and

- References on pages 45 and 75 to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Use of Non-GAAP Financial Measures."

  Please revise to ensure that all cross-references in the filing correspond to appropriate headings elsewhere in the filing.

6.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001, update to our Current Issues and Rulemaking Projects outline for additional guidance.

Prospectus Cover Page

7.   Please revise your prospectus cover page to disclose that ABRY Partners, LLC will continue to be a controlling shareholder of the company following the initial public offering. Please also indicate here that the net proceeds of the offering will be used to repay a portion of the company's outstanding indebtedness.

Prospectus Summary

Our Business, page 1

8.   Your summary should contain balanced disclosure regarding your business and financial condition. In this regard, we note that you have presented your net revenues for fiscal 2008 and the six months ended June 30, 2009. Please revise your summary to disclose your net losses for these same periods as well.

9.   We note that you have included in your summary certain "Adjusted EBITDA" figures, which are non-GAAP financial measures. To the extent that you continue to include non-GAAP financial data in this section, please expand the disclosure to provide all of the information required by Item 10(e)(1) of Regulation S-K. A cross-reference to the required disclosure elsewhere in the filing is not sufficient in this regard.

The Offering, page 8

10.   Please expand your summary of the offering to discuss briefly that ABRY Partners will own a controlling interest in the company following the offering and that HealthPort will be a "controlled company" within the meaning of The Nasdaq Stock Market rules.

Summary Consolidated Financial and Other Data, page 10

11.   We note your inclusion of an unaudited Pro Forma Year Ended December 31, 2008 column
        within your Statement of Operations Data on page 11 and an Adjusted EBITDA
        reconciliation on page 13. Please revise to disclose, on page 11, that the Pro Forma
        information was prepared in accordance with Article 11 of Regulation S-X and refer to the
        location of your Article 11 disclosures within the filing. With regard to the "Pro Forma"
        December 31, 2008 column on page 13, this column appears to represent a non-GAAP
        measure outside of the scope of Article 11 and should not be labeled "Pro Forma." Revise
        the caption to reflect non-GAAP nature of the measure and provide disclosures to satisfy
        the requirements of Item 10(e)(1) for this measure.

12.   In note (1) on page 12, we note your belief that lenders assess your operating performance
        based on Adjusted EBITDA. Clarify whether this is a reference to lenders in general, and
        whether your lenders also use this amount. Further clarify whether the non-GAAP measure
        that you have presented is equal to the "minimum consolidated EBITDA" required by your
        credit agreement as described on page 21. Further, tell us whether Adjusted EBITDA is
        equal to EBITDA as calculated under your various compensation and incentive plans
        described on pages 102 through 106.

Risk Factors

"A write-off of all or a part of our identifiable assets or goodwill…," page 25

13.   You state that "the likelihood and severity of an impairment charge increases during periods
        of market volatility, such as the one that recently occurred as a result of the general
        weakening of the global economy." Please tell us what consideration you gave to
        addressing briefly in this risk factor the approximately $26 million impairment charge the
        company took for fiscal 2008 for goodwill and certain intangible assets, as disclosed on
        page F-36 and elsewhere in your registration statement, as this appears it would assist
        potential investors to understand better the likelihood and magnitude of the risks you
        describe should they occur in the future.

Corporate Reorganization, page 33

14.   Please consider providing charts or other graphics showing your corporate structure both
        before and after the reorganization, if doing so would assist potential investors in
        understanding the narrative disclosure presented in this section.

15.   We refer to the paragraph that begins, "In accordance with the CT Technologies Holdings,
        LLC Agreement, our Series A, B-1, B-2 and C shares are subject to a priority distribution in
        the event of an initial public offering, which is based on the initial public offering price."
        Please clarify the nature and anticipated timing of the distributions to which you refer in
        this paragraph and the ensuing bullet point list, including whether such distributions will be

made in cash. If this disclosure is intended to describe how shares of common and preferred stock of HealthPort will be allocated among former members of CT Technologies Holdings, LLC, in exchange for their equity interests in the LLC, as part of the corporate reorganization discussed in the preceding two paragraphs of your disclosure, please revise the filing to make this clear.

Use of Proceeds, page 35

16.   You state that you intend to use the net proceeds of the offering to repay or refinance outstanding indebtedness which appears to have been incurred within the last year. Please disclose the use of the loan proceeds, if other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

17.   Your disclosure in this section indicates that you intend to use the net proceeds to repay a portion of amounts owed under both your senior secured credit facility and your senior subordinated notes. Please disclose, if known, the approximate amounts of net proceeds you intend to apply to each type of indebtedness, as well as to any other principal purpose for which the net proceeds are intended to be used. See Item 504 of Regulation S-K.

18.   We note your statement, "The remaining net proceeds will be used for working capital and other general purposes." Please clarify, if accurate, that it is unlikely that there will be any remaining net proceeds from this offering after the repayment or refinancing of a portion of the company's outstanding indebtedness. In this regard, we note that the proposed aggregate price of the offering you are seeking to register ($100 million) is significantly less than the outstanding borrowings under your senior secured credit facility ($123.5 million) together with the outstanding balance on your senior subordinated notes ($76.2 million), in each case as of June 30, 2009, according to your disclosure. Alternatively, revise your use of proceeds disclosure to provide more meaningful and specific disclosure regarding the intended uses of net proceeds for "working capital and other general purposes," to the extent known. See Item 504 of Regulation S-K.

Dividend Policy, page 35

19.   With regard to the senior preferred stock described on page 36, tell us what consideration was given to disclosing the amount of the accrued dividends that your debt agreement precludes from being paid out and the financial statement line items in which such accruals have been recorded. Further, clarify whether any distribution of accrued dividends will occur as part of your corporate reorganization. Explain why the liability for these amounts is excluded from your disclosures pursuant to SFAS 157.

Selected Consolidated Financial Data, page 41

20.   Tell us why you have not included your redeemable preferred stock in the tabular presentation of selected consolidated financial data as it appears you have presented these

shares as liabilities in your balance sheets. Refer to Instruction 2 to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 44

21.   As noted above, the overview to your Management's Discussion and Analysis appears to repeat much of the disclosure contained in your prospectus summary and the Business overview. Consider revising this section to include management's perspective on the business and to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. Identify the factors that the company's executives focus on in evaluating the financial condition and operating performance of your business. Consider addressing the material operations, risks and challenges facing your company and how management is dealing with these issues. Refer to SEC Release 33-8350.

Our Revenue and Expenses

Costs of Services and Products, page 46

22.   We note that costs of services and products include "personnel costs associated with production, network operations, customer support, and other personnel." We note also that selling, general and administrative expenses include equity-based compensation expense. Please clarify whether the personnel costs included in costs of services and products include equity-based compensation expense as well, and if not, please explain the reason why these amounts are excluded from costs of services and products.

Critical Accounting Policies

Goodwill and Identifiable Definite Intangible Assets, page 51

23.   Please expand your critical accounting estimates disclosures to discuss the methodologies and key assumptions that you used for your annual impairment testing of goodwill and identifiable definite intangible assets. If material, discuss the sensitivity of reported results to changes in the estimates such as from making reasonably possible, near-term changes in the most material assumption(s) underlying the estimate or using in place of the recorded estimate the ends of the range of reasonably possible amounts which the company likely determined when formulating its recorded estimate. Describe the impact of those changes on the company's overall financial performance and, to the extent material, on the line items in the company's financial statements. Describe your history of changing critical accounting estimates in recent years. See the Commission's Cautionary Advice about Critical Accounting Policies Release No. 33-8040 and paragraphs 23 and 25 of SFAS 142.

Equity-Based Compensation, page 53

24.   Please revise to disclose the following information related to issuances of equity
        instruments:

        • Discuss in greater detail the assumptions made, and methodologies used in determining
          the fair value of the Series B-1 and B-2 Units, including a discussion of the "option
          pricing methodology, or OPM" utilized. Discuss any consideration given to alternative
          factors, methodologies and assumptions; and

        • Discuss each significant factor contributing to the difference between the estimated IPO
          price and the fair value determined, as of the date of each grant and equity related
          issuance. This reconciliation should describe specific significant intervening events
          within the company and describe in detail the changes in assumptions as well as
          weighting and selection of valuation methodologies employed that explain the changes
          in the fair value of your common stock up to the filing of the registration statement.

25.   Please provide us with the following information in chronological order for stock option
        grants and other equity related transactions for the one year period preceding the most
        recent balance sheet date :

        • the nature and type of stock option or other equity related transaction;
        • the date of grant/issuance;
        • description/name of option or equity holder;
        • the reason for the grant or equity related issuance;
        • the number of options or equity instruments granted or issued;
        • the exercise price or conversion price;
        • the series of the underlying shares of common stock;
        • the fair value of underlying shares of common stock;
        • adjustments made in determining the fair value of the underlying shares of common
          stock, such as illiquidity discounts, minority discounts, etc.;
        • the total amount of deferred compensation or value assigned to any beneficial
          conversion feature reconciled to your financial statement disclosures;
        • the amount and timing of expense recognition; and
        • indicate for each option grant or equity related transaction what valuation methodology
          used (market approach, etc.), whether it was contemporaneous or retrospective and
          whether it was performed by an unrelated specialist.

        Continue to provide us with updates to the requested information for all equity related
        transactions subsequent to this request through the effective date of the registration
        statement.

26.   Please describe the objective evidence that supports your determination of the fair value of

the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Your disclosure indicates that your board of directors, considered to be a related party, performed your fair value determinations. Please confirm that you have not obtained valuations performed by an unrelated valuation specialist and the reasons for not obtaining such valuations.

27.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

28.   With regard to your tabular presentation on page 56, consider revising to include the intrinsic value, if any, per share and a statement as to whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

Results of Operations, page 57

29.   Demonstrate how your tabular presentations of Adjusted EBITDA on page 57 and Adjusted EBITDA as a percentage of revenue on page 58 and your narrative presentations of both measures on pages 60, 62 and 63 comply with Item 10(e) of Regulation S-K.

30.   In your discussion of results of operations, we note several instances where two or more sources of a material change have been identified but the dollar amounts for each source that contributed to the change are not disclosed. For instance, your disclosures indicate that your ROI services revenue increased $85.1 million, or 131.5%, from fiscal 2007 to fiscal 2008, due primarily to an increase in revenue associated with the acquisition of SDS, net new ROI sales, and incremental revenue relating to the acquisition of ChartOne, but you do not provide quantitative disclosures regarding the impact of each of these sources. Please revise your disclosures to quantify each source to that contributed to a material change. Please also clarify in quantitative terms the extent to which revenues have increased due to acquisitions, as compared to organic growth. We refer you to Section III. D of SEC Release 33-6835.

31.   We note from footnote disclosure on pages F-50 and F-51 certain changes and trends in the distribution of your revenue and gross profit between your segments. Please expand your disclosure to include a discussion of such trends, including the underlying reasons for changes segment mix and changes and trends in segment gross profit. Refer to Section III.B.4 of SEC Release 33-8350.

Income Taxes, page 60

32.   Please expand your disclosures to describe how these factors referred to impacted your effective tax rate. Explain why you recognized income tax expense for the six months

ended June 30, 2009, and the reason for the increase in your deferred tax liability during this period. Similarly, revise disclosures on pages 61 and 63. Refer to Section III.B.4 of SEC Release 33-8350.

Liquidity and Capital Resources

Cash Flows, page 64

33.   We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350. In this regard, your discussion does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows, for example, cash collected from customers, cash paid to employees and other suppliers and cash interest payments.

34.   With regard to your operating cash flows, we note that you have recorded a significant allowance for bad debt in each period. For each segment, tell us what your normal and customary credit terms are and explain the reason for the level of bad debt expense and write-offs of your accounts receivable. As part of your response, summarize the number of days sales outstanding for each period presented and discuss any changes or trends in this measure. Tell us what consideration you have given to including a discussion of the impact your credit policies and industry practices have on your liquidity.

Senior Subordinated Notes, page 66

35.   In light of your significant debt balance, expand your disclosures to include the material terms of affirmative and negative covenants (e.g., material actual ratios/actual amounts) rather than the general statement included on page F-33 that there were no events of default under your covenant requirements. In addition, please expand your disclosures to discuss the potential consequences of not complying with or being able to amend debt covenants in the future. Describe your consideration of disclosing and analyzing factors that could reasonably likely result in non-compliance with these covenants.

Senior Preferred Stock, page 67

36.   Revise to include a discussion of the amount of unpaid dividends and whether the corporate reorganization will require the payment of any such amounts.

Business

Competition, page 87

37.   We note that you have listed principal methods of competition across both of your
        segments, and you have identified what you believe to be a material competitive advantage
        for HealthPort. Please ensure that your disclosure is balanced and includes any significant
        factors with respect to which the company may be at a competitive disadvantage in the
        markets in which it competes. See Item 101(c)(1)(x) of Regulation S-K.

Intellectual Property, page 88

38.   You disclose that you rely on a variety of intellectual property rights that you license from
        third parties, and that such third-party technologies may not continue to be available to you
        on commercially reasonable terms. To the extent these licenses are material to your
        business or an individual segment of the business, the agreements and their material terms
        should be discussed, and the extent of your dependence on the agreements should be
        quantified or otherwise described. See Item 101(c)(1)(iv) of Regulation S-K. Further,
        please tell us what consideration you gave to filing these agreements as exhibits to the
        registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Management

Corporate Governance

Board Composition, page 97

39.   We note that your disclosure that you currently have five directors and that upon
        completion of the offering you will have seven directors. Tell us, with a view to disclosure,
        whether you have identified directors to be added and whether any nominees you have
        identified have agreed to serve. To the extent the amended filing identifies any nominees
        who are not signatories to the registration statement, please include a consent from each
        such nominee that he or she has agreed to serve as a director, as required by Rule 438 to the
        Securities Act.

Executive Compensation

Compensation Discussion and Analysis, page 101

General

40.   Please revise to provide clear disclosure that addresses how you determined the levels of
        compensation paid to your named executive officers for fiscal 2008. See Item 402(b)(1)(vi)
        of Regulation S-K. In this regard, we note your statement on page 101 that most, if not all,

of your compensation policies and determinations to date have been the product of negotiations between the named executive officers and the board of directors. However, you do not adequately discuss the criteria or considerations taken into account by the board, in connection with such negotiations or otherwise, in determining the appropriate amounts to pay your named executive officers for each compensation element. Please revise to ensure that your Compensation Discussion and Analysis explains and places in context how you determined particular payout levels for your named executive officers for each material element of compensation, and why determinations with respect to one element may or may not have influenced the decisions with respect to other allocated or contemplated awards.

41. Your disclosure on page 103 indicates that corporate performance, as measured by EBITDA, is considered in determining base salaries for Messrs. Labedz, Haynes and Webb, as well as in determining the amount of cash incentive awards for each of the named executive officers other than Mr. Matits. However, it is unclear from the disclosure provided how these elements of compensation are structured and implemented to reflect the company's performance against the targeted EBITDA range. For example, you indicate that base salaries for Messrs. Labedz, Haynes and Webb are based upon "achievement EBITDA for the trailing three months within a range of $5.0 million to greater than $25.0 million," but you do not disclose how the company performed against the targeted EBITDA range for the covered periods nor how the company's performance against such targets was considered in determining the amount of base salary for each of Messrs. Labedz, Haynes or Webb. Please revise your disclosure relating to base salaries and cash incentive awards to explain more clearly these elements of compensation are structured to reflect the referenced items of corporate performance. See Item 402(b)(1)(v) and (2)(v)-(vi) of Regulation S-K.

Cash Incentive Awards, page 103

42. You state that Mr. Matits's cash incentive for fiscal 2008 was "based on commissions as a percentage of new revenue generated in the calendar year." Please expand to explain how you calculate "new revenue" for this purpose and to disclose the numerical percentage of new revenue upon which Mr. Matits' cash incentive is based and how that percentage is determined. See Item 402(b)(2)(v)-(vi) of Regulation S-K.

43. Please elaborate on your disclosure that your board of directors recently agreed to pay Mr. Labedz $187,500 as part of his "anticipated bonus for fiscal year 2009" to explain, for example, how the board determined the amount of bonus to advance to Mr. Labedz and why it determined doing so would be appropriate in light of the company's overall compensation objectives.

Security Ownership of Certain Beneficial Owners, page 120

44. Please disclose the individual or individuals who have or share voting and/or investment power with respect to the shares held by the funds affiliated with ABRY Partners. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

Certain Relationships and Related Party Transactions, page 122

45.   You indicate that the disclosure in this section relates to related-person transactions for "the fiscal year ended December 31, 2008 and the six months ended June 30, 2009." Please revise as necessary to ensure that your disclosure in this section provides all of the information called for by Item 404(a) of Regulation S-K with respect to the referenced periods as well as for your two prior fiscal years 2006 and 2007 and the period subsequent to the six months ended June 30, 2009, through the present. See Instruction 1 to Item 404. We note in this regard that you have disclosed certain related-party transactions in this section for periods prior to your fiscal 2008.

Corporate Opportunity, page 133

46.   Please affirmatively state in this section, if true, that ABRY Partners and its related entities have no current plans to invest in competing businesses or to do business with HealthPort customers; or advise.

Report of Independent Registered Public Accounting Firm, page F-2

47.   We note the "draft" audit opinion provided in your filing. Note that the registration statement can not be declared effective until the preface is removed and the accountant's report is finalized.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Basic and Diluted Net Income and Loss Per Share, page F-19

48.   We note you have omitted shares and amounts in your table as well as per share amounts in your consolidated statements of operations. Note that the registration statement can not be declared effective until you include these figures.

Note 8 – Identifiable Intangible Assets, pages F-35 and F-36

49.   We note your statement on page F-16 that your customer base is being amortized on a straight line basis over 10 years. Disclosure on page 25 indicates that your intangible assets have an estimated useful life ranging to 20 years. Please revise to present a consistent discussion throughout your document.

50.   Please describe the methodology used in determining the assumptions and estimates used to derive the purchase price allocations presented on pages F-25 and F-26 to customer base and acquired software. We note the significant amount of goodwill that resulted from these

acquisitions. Further, describe the analysis performed in determining the estimated useful lives of your customer base. Your analysis should include, at a minimum, a discussion of each of the factors set forth in paragraph 10 of SFAS 142. In addition, while we note your statement on page 86 that you have maintained an approximate 95% retention rate for ROI customers following the 2007 acquisition of SDS, please provide an analysis of the retention rates experienced by that business prior to acquisition in support of your assigned estimated useful lives.

Note 10 – Senior Preferred Shares and Series C Shares, pages F-37 and F-38

51.   Expand your disclosures to include a discussion of your classification of these instruments as liabilities and discuss the existence and location of related accruals in the financial statements. Further, clarify whether the Senior Preferred Shares and Series C Shares are subject to the same rights and why they are included in the same balance sheet line item.

Note 13 – Income Taxes, pages F-42 through F-47

52.   Revise to include disclosures for the six months ended June 30, 2009.

Pro Forma Consolidated Statement of Operation, page F-112

53.   Expand your disclosures within the introductory paragraph to more fully describe the items required by Rule 11-02(b)(2) of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities

Series A Shares, page II-2

54.   You disclose that you relied on Section 4(2) of the Securities Act and Regulation D for the issuance of the Series A shares. Please expand your disclosure regarding this unregistered issuance to clarify, if accurate, that all of the Series A investors were accredited.

55.   Further to our comment 1 above, we presume that prior to effectiveness of the registration statement you will expand your disclosure in this section to provide the information called for by Item 701 of Regulation S-K with respect to the unregistered exchange of limited liability company interests for HealthPort shares expected to occur to effectuate your corporate reorganization. Please confirm your understanding in this regard, or if you believe that no such disclosure is required, please advise and provide us with your supporting analysis.

***

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn at (202) 551-3739 or Tamara Tangen at (202) 551-3443 if you have questions or comments on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 446-6460
        Joshua N. Korff, Esq.
        Jason K. Zachary, Esq.
        Kirkland & Ellis LLP